Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of CCSC Technology International Holdings Limited on Form S-8 of our report dated October 31, 2022, with respect to our audit, before the adjustments to the consolidated financial statements as described in Note 17, of the consolidated statement of income and comprehensive income, changes in shareholders’ equity and cash flow of CCSC Technology International Holdings Limited for the year ended March 31, 2022 appearing in the Annual Report on Form 20-F of CCSC Technology International Holdings Limited for the year ended March 31, 2024.

We were dismissed as auditor on February 14, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the period after the date of our dismissal.

Friedman LLP

New York, New York

October 15, 2024